

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.ca



Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.ca
Our File No.: 44609-8

'SUPPL

February 24, 2009

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549



09045451

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

PROCESSED

MAR 0 5 2009

THOMSON REUTERS

SCHEDULE

Press Releases

1.   News Release – English, dated February 23, 2009.



Attention Business Editors:
Calfrac Well Services Ltd. Fourth Quarter 2008 Earnings Release and
Conference Call

CALGARY, Feb. 23 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX:
CFW) intends to release its Fourth Quarter 2008 results after the markets
close on Thursday, March 5, 2009. A conference call has been scheduled for
10:00 a.m. MT (12:00 noon ET) on Friday, March 6, 2009. If you wish to
participate in the conference call, please call (800) 732-0232 or (416)
644-3419 prior to the start of the call and ask for the Calfrac Well Services
Ltd. conference call. A webcast of the conference call may be accessed via
Calfrac's website at www.calfrac.com. An update regarding Calfrac's activities
will be presented by D.R. (Doug) Ramsay, President and C.E.O and Laura A.
Cillis, Senior Vice President, Finance and C.F.O. Following this update there
will be a question and answer period.
A replay of the conference call will be available for review until March
14, 2009. To listen to the recording, call (877) 289-8525 or (416) 640-1917
and ask for reservation 21294859 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call please contact Lorraine
Graham of Calfrac at (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 14:30e 23-FEB-09

